Explanation of Responses

(1)
In the reorganization of SSE Holdings, LLC (“SSE Holdings”) and the creation of Shake Shack as a public holding company for SSE Holdings (the “Reorganization”), shares of the Class B common stock, par value $.001 per share, of Shake Shack (the “Class B Shares”) were issued pro rata to the holders prior to the Reorganization of the membership interests in SSE Holdings.  One Class B Share was issued for each common membership interest in SSE Holdings (the “LLC Interests”) received in the Reorganization.  Pursuant to the Amended and Restated Certificate of Incorporation of Shake Shack filed in connection with the Reorganization (the “Shake Shack Certificate”), the Class B Shares (i) confer no incidents of economic ownership on the holders thereof, (ii) only confer voting rights on the holders thereof and (iii) may only be issued, on a one-for-one basis, to the permitted holders of LLC Interests.

(2)
Shake Shack indirectly acquired the LLC Interests and Class B Shares held by SEGPO through a merger transaction in which it acquired the entire equity interest in SEGPO (the “SEGPO Merger”).  In the SEGPO Merger, SEG Master Offshore (as defined below), which prior thereto had owned the entire equity interest in SEGPO,  received shares of the Class A common stock, par value $.001 per share, of Shake Shack (“Class A Shares”).

(3)
This Form 4 is being filed on behalf of Select Equity Group, SEG Partners, L.P. (“SEG Partners”), SEG Partners II, L.P. (“SEG Partners II”), SEGPO Investment Corp. LLC (“SEGPO”), SEG Partners Offshore Master Fund, Ltd. (“SEG Master Offshore”, and together with SEG Partners, SEG Partners II and SEGPO, the “SEG Funds”) and George S. Loening.  Select Equity Group serves as the investment advisor to the SEG Funds, and Mr. Loening is the majority owner of Select Equity Group and managing member of the general partner of Select Equity Group.  Each of Select Equity Group and George S. Loening may be deemed to indirectly beneficially own shares held directly by the SEG Funds and each disclaims beneficial ownership of all such shares except to the extent of any indirect pecuniary interest therein.  No SEG Fund has a pecuniary interest in any securities held directly by any other SEG Fund, except for SEG Master Offshore, which prior to the SEGPO Merger, had a pecuniary interest in the securities held directly by SEGPO.

(4)
The LLC Interests are redeemable (together with a corresponding number of Class B Shares) at any time and from time to time for an equal number of Class A Shares or, at the election of Shake Shack, cash equal to the volume-weighted average market price of such shares. The LLC Interests have no expiration date.

(5)
In the Reorganization, pursuant to the Third Amended and Restated Limited Liability Company Agreement of SSE Holdings and as contemplated by the Shake Shack Certificate, LLC Interests were issued pro rata to the holders prior to the Reorganization of the membership interests in SSE Holdings, in exchange for such interests.  Exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16b-7 thereunder.

(6)	Class B Shares held directly by SEG Partners.

(7)	Class B Shares held directly by SEG Partners II.

(8)	Class B Shares held directly by SEGPO.

(9)	Class B Shares held directly by SEGPO.

(10)	Class A Shares held directly by SEG Master Offshore.

(11)	LLC Interests held directly by SEG Partners.

(12)	LLC Interests held directly by SEG Partners II.

(13)	LLC Interests held directly by SEGPO.

(14)	LLC Interests held directly by SEGPO.